Celsion Corporation

997 Lenox Dr., Suite 100

Lawrenceville, New Jersey 08648

October 10, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada Farmento

Re:	Celsion Corporation
Registration Statement on Form S-3
Filed September 28, 2018
File No. 333-227236

Dear Ms. Farmento:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Celsion Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-227236), as amended by Pre-Effective Amendment No. 1, as filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2018, be accelerated so that the registration statement becomes effective at 4:30 p.m. Eastern Time, on October 12, 2018, or as soon thereafter as practicable.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please contact Sam Zucker of Sidley Austin LLP, counsel to the Registrant, at (650) 565-7111.

Very truly yours,

Celsion Corporation

By:	/s/ Jeffrey W. Church
Jeffrey W. Church
Senior Vice President and Chief Financial Officer

cc:	Michael H. Tardugno, President and Chief Executive Officer, Celsion Corporation Sam Zucker, Sidley Austin LLP